FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports third quarter earnings for fiscal year 2009”.

Buenos Aires, November 10, 2009 - BBVA Banco Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) reports consolidated third quarter earnings for fiscal year 2009

Highlights

•

During the third quarter of 2009, BBVA Banco Francés obtained a recurring gain of AR$ 119.2 million and extraordinary earnings of AR$ 190.3 million, generated by the increase in the public bonds valuations and the constitution of anti-cyclical allowances for the loans portfolio.

•

In annual terms, recurring earnings totaled AR$ 266.9 million while the extraordinary earnings were those generated in the last quarter. It’s important to highlight that the income tax charge for the period totaled AR$ 242.9 million as of September 30, 2009.

•

Recurring earnings continue to show sustained growth. The improvement in the net interest margin is due to higher income from the private sector loan portfolio together with a lower acquisition cost. However, in recent weeks a decline in asset interest rates was noted. Meanwhile, fee income continues to increase due to higher business volume.

•

As of September 30, 2009, the private sector loan portfolio totaled AR$ 10,031 million. During the third quarter of 2009, financing to small and medium entities (SME) grew, mainly in discounted notes, while in the corporate segment, an increase in advances and a slight drop in export operations were recorded. The Bank maintains a diversified private loan portfolio, where the retail portfolio participation has remained at a 44% level.

•

Regarding asset quality, the Bank continues to maintain the best ratios of the Argentine financial system. As of September 30, 2009, the non-performing ratio reached 1.25% with a coverage level of 251.7%. Prudent risk management is one of the fundamental factors in maintaining these excellent indicators

•

Recurrent deposits grew 4.0% in the last three months and 9.4% in the last year. As of September 30, 2009, sight deposits, without taking into account transitory deposits, represented 52.5% of recurrent deposits.

•	As in previous quarters, the Bank continues to have an adequate level of liquidity.

•

During the third quarter, total shareholders’ equity increased due to the gain obtained together with the decrease in the unrealized valuation, increasing the solvency level. As of September 30, 2009, the excess of capital over Central Bank requirements, was AR$ 1,170.5 million, 44.6% of BBVA Banco Francés total stockholders equity. Meanwhile, the capital ratio increased to 16.9% as of September 30, 2009.

Economic Environment

During July and August 2009, the economic slowdown registered some signals of recovery. The Monthly Estimator of Economic Activity (EMAE) decreased by 0.5% in July and increased by 1.1%, in August; (in seasonally adjusted terms). Similarly, the industry and construction sectors grew during the period.

During the third quarter of 2009, fiscal revenues increased 6.6% on average year over year. The decline in economic activity persists and has had a negative impact on tax collection; partially offset by taxes on Social Security.

In the third quarter of 2009, the primary fiscal surplus of the national public sector decreased by 86.4% compared with the same period in 2008 due mainly to an increase in primary expenditures.

Inflation, as measured by the Consumer Price Index (which is used to calculate the CER adjustment for some sovereign assets) averaged 6.2% year over year during the third quarter of 2009.

The BCRA intervention in the FX market was a net purchase of US$ 855 million during the third quarter of 2009. The exchange rate (according to the BCRA) closed at AR$ 3.84 per U.S. dollar, an increase of 1.25% compared to the end of the second quarter of 2009. The international reserve stock was US$ 45,348 million, showing a decrease of US$ 678 million during the quarter.

The Badlar rate at private banks in the month of September closed at an average of 12.2%. It showed a mild downward trend during the period due to liquidity provided by the FX market.

Total private deposits in the financial system increased 4.2% on average in the third quarter of 2009, influenced by dollar deposits which grew 7.6%. Private sector loans decreased 0.2% in the third quarter of 2009, reflecting the adverse conditions of the economy.

The Bank

BBVA Banco Francés was able to adapt to the new market conditions and remain one of the leaders in the Argentine Financial.

In this context; the Bank continues to focus on increasing financings in its three market segments, with a special emphasis on the most profitable segments; boosting its business mix and keeping its strict risk policy, which allowed it to have the lowest non-performing ratio in the financial system.

In terms of liabilities, the priority for the Bank is to focus on retail funds; increasing transactional participation as a percentage of total deposits.

In a year of uncertainties, efficiency is another of the fundamental pillars of BBVA Banco Francés strategy, which implies an important effort in order to make expenses useful; while strengthening the transactional business at the same time.

The Bank has higher levels of liquidity and solvency, the best non-performing ratio in the financial system, good results in line with the strategy implemented, and it also maintains a solid relationship with its clients. During the current year it re-launched the concept of mobile banking, a tool, which allows customers to handle questions and transactions through their mobile phones.

Presentation of Financial Information

•	Foreign currency balances as of September 30, 2009 have been translated into pesos at the reference exchange rate of AR$ 3.8427 per U.S. dollar, published by the BCRA.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s share in the Consolidar Group is shown as investments in other companies (booked by the equity method) and the corresponding results are included in income from equity investments.

•

Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

Condensed Income Statement (1)	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except income per share, income per ADS and percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Net Financial Income	757,708	386,089	255,608	96.3%	196.4%
Provision for loan losses	(135,956)	(47,127)	(30,108)	188.5%	351.6%
Net income from services	245,429	218,543	192,471	12.3%	27.5%
Administrative expenses	(390,798)	(361,309)	(286,323)	8.2%	36.5%
Operating income	476,383	196,196	131,648	142.8%	261.9%
Income (Loss) from equity investments	(2,173)	23,515	249	-109.2%	-972.7%
Income (Loss) from Minority interest	(4,494)	(4,417)	(2,411)	1.7%	86.4%
Other Income/Expenses	(47,658)	(25,917)	(8,062)	83.9%	491.1%
Income tax and Minimum Presumed Tax	(112,565)	(127,531)	(3,937)	-11.7%	n.a.
Net income for the period	309,493	61,846	117,487	400.4%	163.4%
Net income per share (2)	0.58	0.13	0.25	339.8%	131.5%
Net income per ADS (3)	1.73	0.39	0.75	339.8%	131.5%

(1)	Exchange rate: 3.8427 Ps. = 1 US$
(2)	Assumes 531,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Net income at the end of the third quarter of 2009 includes non-recurrent effects, first, the improvement in the value of public bonds, which resulted in an important increase in gains, and second, the Bank decided the constitution of anti-cyclical allowances for loan losses.

The “pro forma” table presents the non-recurrent earnings.

Condensed Income Statement PROFORMA	Quarter ended
in thousands of pesos	09/30/2009 Before adjustments	Extraordinary adjustments	09/30/2009
Net Financial Income	426,256	331,453	757,708
Provision for loan losses	(41,112)	(94,844)	(135,956)
Net income from services	245,429	—	245,429
Administrative expenses	(390,798)	—	(390,798)
Operating income	239,774	236,609	476,383
Income (loss) from equity investments	(2,173)	—	(2,173)
Income (Loss) from Minority interest	(4,494)	—	(4,494)
Other Income/Expenses	(28,391)	(19,267)	(47,658)
Income tax and Minimum Presumed Tax	(85,499)	(27,066)	(112,565)
Net income for the period	119,217	190,276	309,493

Net financial income, without taking into account the extraordinary impact originated by the increase in public bonds valuations totaled AR$ 426.3 million, a 10.4% increase compared to the previous quarter.

This increase in net financial income was due to the improvement in gains resulting from the private sector loan portfolio and of public bonds valuations, partially offset by decreased income from reverse repo operations with the Central Bank.

Provisions for loan losses, not considering the anti-cyclical charge, totaled AR$ 41.1 million, decreased 12.8% as compared with the previous quarter and grew 36.5% compared with the same quarter of 2008.

Net income from services continued to show a steady growth as a consequence of a higher volume in the core business. During the third quarter of 2009, net income from services increased 12.3% compared with the previous quarter and 27.5% compared with the quarter ended on September 30, 2008.

At the end of September 30, 2009, administrative expenses increased 8.2% in the last three months and 36.5% compared with the same quarter in 2008, mainly due to an increase in personnel expenses.

It is important to mention that the recurrent efficiency ratio (administrative expenses/net operating income) decreased to 58.2% during the third quarter of 2009.

Operating Income without taking into account extraordinary gains, totaled AR$ 239.8 million, an increase of 22.2% compared to the previous quarter and an increase of 82.1% compared to same quarter of 2008.

Finally, the higher figures in the provision for net income tax are due to the positive tendency in government bonds quotation. The Bank has completed the process of absorbing those failures generated in previous years.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Return on Average Assets (1)	5.23%	0.99%	2.38%	427.4%	120.1%
Return on Average Shareholders’ Equity (1) (2)	19.6%	11.3%	22.0%	72.7%	-11.1%
Net fee Income as a % of Operating Income	24.5%	36.1%	43.0%	-32.3%	-43.0%
Net fee Income as a % of Administrative Expenses	62.8%	60.5%	67.2%	3.8%	-6.6%
Adm. Expenses as a % of Operating Income (3) (4)	58.2%	59.8%	60.0%	-2.6%	-3.1%

(1)	Annualized.
(2)	Calculated with the quarter’s ordinary income. In the third quarter of 2009, such total return reached 50.8%.
(3)	Adm.Expenses / (Net financial income + Net income from services)
(4)	Net considering the adjustment of the value of public portfolio.

Net Financial Income

Net financial income, without taking into account the impact generated by the increase in the public bonds value, totaled AR$ 426.3 million by the end of September 30, 2009, an increase of 10.4% as compared with the previous quarter

It is important to highlight that private sector income maintained a positive trend, increasing by 11.7% compared to the previous quarter. Such increase is mainly explained by the Bank’s loan portfolio structure, which has a 44% share of consumer loans over total loans, and by the excellent management of funds; which keeps a low cost of funds.

On the other hand, this increase is partially offset by lower income from reverse repo operations with the Central Bank.

Income related to foreign currency exchange, included as foreign exchange difference, totaled AR$ 36 million during the third quarter of 2009.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Net financial income	757,708	386,089	255,608	96.3%	196.4%
Income from financial intermediation	181,489	162,531	107,356	11.7%	69.1%
CER adjustment	152	74	38,553	105.4%	-99.6%
Income from securities and short term investments	484,027	91,876	(1,935)	426.8%	n.a.
Interest on Government guaranteed loans	2,785	6,458	15,011	-56.9%	-81.4%
Foreign exchange difference	36,030	43,122	40,400	-16.4%	-10.8%
Others	53,225	82,028	56,223	-35.1%	-5.3%

Income from Public and Private Securities

Income from public and private securities, without considering the extraordinary impact generated by the increase in the public bonds valuations, totaled AR$ 152.6 million during the third quarter of 2009.

In addition, Central Bank bills and notes results increased 35.0% with respect to the previous quarter due to the increase of these instruments portfolio and the improvement in their quotations.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Income from securities and short-term investments	464,676	91,876	(1,935)	405.8%	n.a.
Trading account	160,888	28,094	11,564	472.7%	n.a.
Available for sale	9,524	7,207	34,028	32.2%	-72.0%
Bills and Notes from the Central Bank	52,652	38,998	17,630	35.0%	198.6%
Other fixed income securities	241,612	17,577	(65,156)	n.a.	-470.8%

CER adjustment	19,352	—	17,601	100.0%	9.9%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	19,352	—	17,601	100.0%	9.9%

Net Income from Services

Net income from services continues to show a steady growth. During the third quarter of 2009, net income from services increased 12.3% compared to the previous quarter and 27.5% compared with the third quarter of 2008.

Compared with the previous quarter credit card fees and those related to foreign trade operations boosted this increase. In addition, lower service charge expenses, due to a decrease in card promotions, supported such increase.

Compared with the third quarter of 2008, the increase is mainly explained due to a higher level of activity mainly in the consumption segment, which is reflected in higher fees related to checking accounts, credit cards and insurance commissions, in addition to those linked to foreign trade operations. The increase in service charge expenses is a consequence of higher fees related to promotions and discounts in operations with both credit and debit cards.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Net income from services	245,429	218,543	192,471	12.3%	27.5%

Service charge income	304,284	289,450	247,043	5.1%	23.2%
Service charges on deposits accounts	104,959	107,021	85,712	-1.9%	22.5%
Credit cards and operations	78,280	67,846	58,346	15.4%	34.2%
Insurance	28,363	27,852	22,665	1.8%	25.1%
Capital markets and securities activities	3,474	4,075	5,855	-14.7%	-40.7%
Fees related to foreign trade	17,269	15,150	14,526	14.0%	18.9%
Other fees	71,939	67,507	59,939	6.6%	20.0%

Services Charge expense	(58,855)	(70,907)	(54,572)	-17.0%	7.8%

Administrative Expenses

During the third quarter of 2009, administrative expenses grew by 8.2% compared to the previous quarter.

Such variation is explained by an increase in personnel expenses and in general expenses, mainly due to the higher advertising and promotion and amortizations charges.

During the third quarter, personnel expenses increased 9.2%, mainly as a consequence of new hires in the sales force for credit cards, insurance and payroll accounts and in the non-performing loan management sector; together with the increase of voluntary retirement’s charges.

The increase in general expenses, compared with the previous quarter, is due to a higher investment in advertising and promotion, specially higher promotion campaigns related with credit card, and, a higher level of investment, mainly, remodeling of branches.

Compared with the third quarter of 2008, administrative expenses registered an increase of 36.5% due to higher personnel expenses as a consequence of an increase in salaries after the agreement with the labor union, and, voluntary retirements during the third quarter of 2009. Higher charges in taxes, amortization and organization expenses were registered in general expenses, which were partially offset by lower advertising and promotion charges.

The increase in taxes is explained by a change in the accounting criteria. In previous years, charges for financial transactions were accounted under other expenses. The increase in amortization and organization expenses is a consequence of higher investment in remodeling and opening of branches.

As of September 30, 2009, the total number of employees of the Bank and its subsidiaries (except the Consolidar Group) was 4,130. The branch office network totaled 271 offices, including 240 consumer branch offices, 27 branch offices specializing in the middle-market segment, 15 in-company branches, 4 branch offices for large corporate and institutional clients and 2 points of sale.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Administrative expenses	(390,797)	(361,309)	(286,323)	8.2%	36.5%

Personnel expenses	(239,577)	(219,481)	(169,798)	9.2%	41.1%
Electricity and Communications	(7,366)	(6,928)	(6,589)	6.3%	11.8%
Advertising and Promotion	(17,342)	(14,578)	(16,801)	19.0%	3.2%
Honoraries	(8,798)	(8,325)	(7,549)	5.7%	16.5%
Taxes	(24,002)	(24,030)	(8,438)	-0.1%	184.5%
Organization and development expenses	(4,157)	(3,879)	(2,958)	7.2%	40.5%
Amortizations	(11,874)	(11,344)	(9,438)	4.7%	25.8%
Other	(77,681)	(72,744)	(64,752)	6.8%	20.0%

Other Income / Expenses

Other income/expenses registered a loss of AR$ 47.7 million during the third quarter of 2009, mainly including a loss from legal injunctions paid together with provisions for other contingencies and recovered credits.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated, mainly the Consolidar Group. The Bank’s stake in the Consolidar Group recorded a small gain during the third quarter of 2009.

Balance and Activity

Total Public Sector Exposure

During the third quarter of 2009, the public sector national government debt increased 13.9% due to the increase in their quotations. The Bank reduced the amount of allowances by AR$ 390.1 million due to the risk of devaluation of public assets.

Also, the positive evolution in the public securities quotations increased the available for sale portfolio valuation, with counterpart in net worth. As of September 30, 2009, the unlisted securities book value, net of allowances, corresponded to the estimated present value considered by the Central Bank for these instruments.

During the last three months, the Central Bank bills and notes portfolio were reduced by 9.9% as a consequence of a smaller level of reverse repo operations with the Central Bank. This reduction is partially offset by the Central Bank instruments own portfolio growth.

As of September 30, 2009, public sector national treasure assets, net of holdings linked to reverse repo transactions, represented 9.8% of the Bank’s total assets. Meanwhile, the total exposure including the portfolio of BCRA bills and notes, reached 19.2% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the national treasury through public securities, guaranteed loans and trustees, and the BCRA bills and notes.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Public Sector - National Government	2,437,382	2,140,177	2,445,893	13.9%	-0.3%
- Loans to the Federal government & Provinces	312,339	314,141	1,376,353	-0.6%	-77.3%
- Total bond portfolio	2,483,711	2,573,497	1,204,758	-3.5%	106.2%
Unlisted	2,001,129	2,039,920	978,345	-1.9%	104.5%
Available for sale	285,145	146,554	212,865	94.6%	34.0%
Other government bonds	1,543	527	13,548	192.8%	-88.6%
Reverse repo w/Central Bank	195,895	386,496	—	-49.3%	100.0%
- Trustees	215,785	217,127	212,301	-0.6%	1.6%
- Allowances	(574,454)	(964,587)	(347,519)	-40.4%	65.3%

Bills and Notes from Central Bank	2,226,133	2,471,397	2,110,884	-9.9%	5.5%
- Own portfolio	2,153,101	1,457,202	1,406,203	47.8%	53.1%
- Reverse repo w/Central Bank	73,031	1,014,195	704,681	-92.8%	-89.6%

Total exposure to the Public Sector	4,663,514	4,611,575	4,556,777	1.1%	2.3%

Total exposure to the Public Sector without repos	4,394,588	3,210,884	3,852,096	36.9%	14.1%

Loan Portfolio

As of September 30, 2009, the private sector loan portfolio totaled AR$ 10,031 million, without showing a significant variation compared to the previous quarter and in the last twelve months.

During the third quarter of 2009, financing to small and medium entities (SME) increased, mainly discounted notes, while in the corporate segment, an increase in advances and a slight decrease in the export operations were recorded.

Consumer financings reflected a slight decrease, where the lower mortgage portfolio, personal and car loans were partially offset by an increase in credit card financing.

Retail portfolio participation on total private sector loans has remained at a 44% level.

Compared to the balances as of September 30, 2008, the evolution of consumption loans, mainly car loans and credit cards financing, were highlights during the third quarter of 2009. In corporate banking, advances together with loans related to export operations showed the most growth.

The table below shows the composition of the loan portfolio balance at the end of the third quarter of 2009 compared to the previous quarter and to the third quarter of 2008:

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Private & Financial sector loans	10,030,646	10,132,287	9,834,091	-1.0%	2.0%
Advances	2,108,709	1,926,166	1,471,487	9.5%	43.3%
Discounted and purchased notes	946,848	890,872	1,424,584	6.3%	-33.5%
Consumer Mortgages	869,012	901,569	953,448	-3.6%	-8.9%
Car secured loans	484,777	493,064	457,189	-1.7%	6.0%
Personal loans	1,768,773	1,786,040	1,786,215	-1.0%	-1.0%
Credit cards	1,240,854	1,214,953	1,010,571	2.1%	22.8%
Loans to financial sector	384,148	456,997	486,909	-15.9%	-21.1%
Other loans	2,411,673	2,506,585	2,347,432	-3.8%	2.7%
Unaccrued interest	(16,425)	(15,284)	(17,077)	7.5%	-3.8%
Adjustment and accrued interest & exchange differences receivable	167,804	200,901	159,034	-16.5%	5.5%
Less: Allowance for loan losses	(335,527)	(229,576)	(245,701)	46.2%	36.6%
Loans to public sector	312,339	314,141	1,376,353	-0.6%	-77.3%
Loans to public sector	99,376	108,340	583,740	-8.3%	-83.0%
Adjustment and accrued interest & exchange differences receivable	212,963	205,801	792,613	3.5%	-73.1%
Net total loans	10,342,985	10,446,428	11,210,444	-1.0%	-7.7%

Asset Quality

As of September 30, 2009, the asset quality ratio (non-performing loans over total loans) was 1.25% and the coverage ratio (provisions over of non-performing loans) reached 251.7%.

During the third quarter, an improvement in the asset quality ratio as well as in the coverage level was registered due to the constitution of anti-cyclical allowances.

The Bank maintains a conservative risk policy that allows it to continue to have the best asset quality ratio of the Argentine financial system with an extraordinary level of coverage.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Non-performing loans (1)	133,283	139,572	95,147	-4.5%	40.1%
Allowance for loan losses	(335,527)	(229,576)	(245,701)	46.2%	36.6%
Non-performing loans/net total loans	1.25%	1.31%	0.83%	-4.5%	50.3%
Non-performing private loans/net private loans	1.29%	1.35%	0.94%	-4.5%	36.2%
Allowance for loan losses/non-performing loans	251.74%	164.49%	258.23%	53.0%	-2.5%
Allowance for loan losses/net total loans	3.14%	2.15%	2.14%	46.1%	46.5%

(1)	Non-performing loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

During the third quarter of 2009, allowance for loans losses showed an increase due to the composition of anti-cyclical allowances.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under other receivables from financial intermediation.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Balance at the beginning of the quarter	233,046	211,946	226,961	10.0%	2.7%
Increase / decrease	135,956	47,127	30,108	188.5%	351.6%
Provision increase / decrease - Exchange rate difference	294	535	945	-45.0%	68.9%
Decrease	(29,560)	(26,562)	(9,879)	11.3%	199.2%
Balance at the end of the quarter	339,736	233,046	248,135	45.8%	36.9%

Deposits

As of September 30, 2009, total deposits amounted to AR$ 18,042 million, decreasing 3.6% in relation to the end of the previous quarter and growing 15.1% in the last twelve months.

However, current account balances as of September 30, 2009 and as of June 30, 2009, included transitory deposits. Without including these funds, deposits grew 4.0% in the last three months and 9.4% in the last year.

Sight deposits, without considering transitory deposits, grew 13.5% in the last 12 months and represented 52.5% of recurrent deposits as of September 30, 2009.

Time deposits increased 4.8% in the last three months and 5.4% in the last twelve months.

Recurrent deposits denominated in pesos increased 3.2% during the third quarter of the year while they remain stable in the last year.

Recurrent deposits denominated in foreign currency, increased 6.6% during the third quarter of 2009 and 55.7% during the last 12 months. Nominal recurrent deposits in foreign currency grew 5.3% in the third quarter of the year and 26.8% in the last 12 months.

As of September 30, 2009, recurrent deposits in foreign currency reached AR$ 4,205 million (equivalent to US$1.094 million), representing 24.6% of total recurrent deposits of the Bank.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Total deposits	17,968,831	18,635,457	15,553,073	-3.6%	15.5%
Current accounts	4,466,340	5,690,486	3,454,744	-21.5%	29.3%
Peso denominated	3,674,002	3,829,126	3,451,579	-4.1%	6.4%
Foreign currency	792,338	1,861,360	3,165	-57.4%	n.a.
Saving accounts	5,434,830	5,169,427	4,485,715	5.1%	21.2%
Peso denominated	3,377,039	3,310,250	3,287,457	2.0%	2.7%
Foreign currency	2,057,791	1,859,177	1,198,258	10.7%	71.7%
Time deposits	7,693,792	7,343,592	7,302,332	4.8%	5.4%
Peso denominated	5,736,530	5,497,737	5,916,972	4.3%	-3.0%
CER adjusted time deposits	1,475	2,645	23,165	-44.2%	-93.6%
Foreign currency	1,955,787	1,843,210	1,362,195	6.1%	43.6%
Investment Accounts	4,856	5,331	18,238	-8.9%	-73.4%
Peso denominated	4,856	5,331	18,238	-8.9%	-73.4%
Other	369,013	426,621	292,044	-13.5%	26.4%
Peso denominated	183,533	189,636	155,162	-3.2%	18.3%
Foreign currency	185,480	236,985	136,882	-21.7%	35.5%

Rescheduled deposits + CEDROS (*)	72,882	81,658	121,093	-10.7%	-39.8%
Peso denominated	72,882	81,658	121,093	-10.7%	-39.8%

Total deposits + Rescheduled deposits & CEDROS	18,041,713	18,717,115	15,674,166	-3.6%	15.1%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

Other funding sources decreased their balances by 30.3% during the third quarter of 2009 and 88.6% over the last 12 months. These variations are mainly explained by the Bank’s decision of decreasing the balances used at other banks.

By the end of the third quarter of 2009, 70.5% of the balances shown in the table below were foreign-currency denominated.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Lines from other banks	66,086	94,792	580,069	-30.3%	-88.6%
Senior Bonds	—	—	—	—	—
Other banking liabilities	66,086	94,792	580,069	-30.3%	-88.6%
Subordinated Debt	—	—	—	—	—

Total other funding sources	66,086	94,792	580,069	-30.3%	-88.6%

Capitalization

During the third quarter of 2009, BBVA Banco Francés’ total shareholders’ equity increased 16.9% due to a gain obtained during the period and by a decrease in the unrealized valuation.

The positive performance of public bonds during the quarter resulted in an increase of total shareholder’s equity due to the decrease of AR$69.9 million in the unrealized valuation of public bonds labeled as “available for sale”.

As of September 30, 2009, the excess of capital over the Central Bank regulatory requirements, reached AR$ 1,170.5 million, or 44.6% of the Bank’s total stockholders equity.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Capital Stock	536,361	536,361	471,361	0.0%	13.8%
Non-capitalized contributions	175,132	175,132	175,132	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,024,472	1,024,472	959,472	0.0%	6.8%
Reserves on Profits	658,693	658,693	594,391	0.0%	10.8%
Unappropriated retained earnings	996,190	686,697	687,501	45.1%	44.9%
Unrealized valuation difference	(54,523)	(124,379)	(61,175)	-56.2%	-10.9%
Total stockholders’ equity	2,624,832	2,245,483	2,180,189	16.9%	20.4%

The variations in the minimum capital required by the BCRA during the last year are mainly explained by higher requirements due to the increase in the alpha coefficient, partially offset by lower requirements due to a decrease in the market risk as a consequence of a lower risk exposure to public bond valuation.

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in thousands of pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
Central Bank Minimum Capital Requirements	1,577,815	1,556,709	1,501,496	1.4%	5.1%
Central Bank Minimum Capital Requirements (a, b)	1,448,343	1,462,778	1,379,009	-1.0%	5.0%
Market Risk	66,683	43,545	70,688	53.1%	-5.7%
Increase in capital requirements related to custody	62,789	50,386	51,799	24.6%	21.2%

a) Central Bank Minimum Capital Requirements	1,448,343	1,462,778	1,379,009	-1.0%	5.0%
Allocated to Asset at Risk	978,133	995,327	880,057	-1.7%	11.1%
Allocated to Immobilized Assets	97,198	93,298	95,307	4.2%	2.0%
Interest Rate Risk	130,159	151,039	168,038	-13.8%	-22.5%
Loans to Public Sector and Securities in Investment	242,853	223,114	235,607	8.8%	3.1%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,255,786	1,007,715	1,035,971	24.6%	21.2%
5% of the securities in custody and book-entry notes	1,255,786	1,007,715	1,035,971	24.6%	21.2%

Bank Capital Calculated under Central Bank Rules	2,748,342	2,532,215	2,330,063	8.5%	18.0%
Core Capital	2,222,143	2,222,143	1,935,633	0.0%	14.8%
Minority Interest	300,176	336,955	261,470	-10.9%	14.8%
Supplemental Capital	293,041	35,936	239,248	715.5%	22.5%
Deductions	(67,018)	(62,819)	(106,288)	6.7%	-36.9%
Excess over Required Capital	1,170,527	975,506	828,567	20.0%	41.3%

Capital Ratio (Central Bank rules)	16.9%	15.7%	15.6%	8.1%	8.7%
Excess over Required Capital as a % of Shareholders’ Equity	44.6%	43.4%	38.0%	2.7%	17.3%

Additional Information

	Quarter ended			% Change Qtr ended 09/30/09 vs. Qtr ended
in pesos except percentages	09/30/09	06/30/09	09/30/08	06/30/09	09/30/08
- Exchange rate	3.8427	3.7952	3.1302	1.3%	22.8%
- Quarterly CER adjustment	1.79%	1.32%	1.50%	34.9%	19.1%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’ annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call

A conference call to discuss the third quarter earnings will be held on Wednesday, November 11, 2009, at 10:00 AM New York time – 12:00 PM Buenos Aires time. If you are interested in participating, please dial (888) 661-5138 within the U.S. or +1 (913) 312-0982 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 3144713.

A conference call replay facility will be available from November 11 through November 25, 2009. In order to listen to this digital replay, please call (888) 203-1112 within the U.S. or +1 (719) 457-0820 outside the U.S. Access Code: 3144713.

Internet

This press release is also available on www.bancofrances.com.ar

Contacts

Daniel Sandigliano

Investor Relations

(5411) 4341-5036

daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña

Investor Relations

(5411) 4348-0000 ext. 25384

cecilia.acuna@bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS : (in thousands of pesos)	09/30/09	06/30/09	03/31/09	09/30/08
Cash and due from banks	5,526,059	5,920,981	6,440,732	3,388,364
Government and Private Securities	4,141,214	4,084,939	4,442,714	2,977,262
- Trading account (listed securities)	1,542	527	913	9,040
- Available for sale	466,775	403,514	434,366	978,211
- Reverse repo w/Central Bank	195,895	386,496	93,022	—
- Unlisted	2,001,129	2,039,920	2,078,843	978,345
- Listed Private Securities	5,824	4,632	7,335	9,139
- Bills and Notes from the Central Bank	2,044,503	2,214,437	2,807,654	1,350,046
Less: Allowances	(574,454)	(964,587)	(979,419)	(347,519)
Loans	10,342,985	10,446,428	10,044,611	11,210,444

- Loans to the private & financial sector	10,030,646	10,132,287	9,609,422	9,834,091
- Advances	2,108,709	1,926,166	1,299,454	1,471,487
- Discounted and purchased notes	946,848	890,872	916,839	1,424,584
- Secured with mortgages	869,012	901,569	927,115	953,448
- Car secured loans	484,777	493,064	505,257	457,189
- Personal loans	1,768,773	1,786,040	1,830,322	1,786,215
- Credit cards	1,240,854	1,214,953	1,183,816	1,010,571
- Loans to financial sector	384,148	456,997	460,431	486,909
- Other loans	2,411,673	2,506,585	2,521,933	2,347,432
Less: Unaccrued interest	(16,425)	(15,284)	(15,717)	(17,077)
Plus: Interest & FX differences receivable	167,804	200,901	188,676	159,034
Less: Allowance for loan losses	(335,527)	(229,576)	(208,704)	(245,701)
- Public Sector loans	312,339	314,141	435,189	1,376,353
Principal	99,376	108,340	173,083	583,740
Plus: Interest & FX differences receivable	212,963	205,801	262,106	792,613
Other banking receivables	1,191,546	2,244,090	2,904,596	1,396,491
- Repurchase agreements	265,463	1,298,115	2,152,752	655,336
- Unlisted private securities	75,870	69,461	68,624	58,041
- Unlisted Private securities: Trustees	37,844	36,287	33,131	31,326
- Other banking receivables	816,578	843,697	653,331	654,222
- Less: provisions	(4,209)	(3,470)	(3,242)	(2,434)
Investments in other companies	413,668	463,131	440,309	452,879
Intangible assets	52,252	50,702	48,042	44,012
- Organization and development charges	52,252	50,702	48,042	44,012
Other assets	1,266,948	1,179,166	1,167,927	1,201,050

TOTAL ASSETS	22,934,672	24,389,437	25,488,931	20,670,502

LIABILITIES:	09/30/09	06/30/09	03/31/09	09/30/08
Deposits	18,041,713	18,717,115	19,380,461	15,674,166
- Current accounts	4,466,340	5,690,486	6,498,270	3,454,744
- Saving accounts	5,434,830	5,169,427	4,741,144	4,485,715
- Time deposits	7,693,792	7,343,592	7,723,820	7,302,332
- Investment Accounts	4,856	5,331	6,683	18,238
- Rescheduled deposits - CEDROS	72,882	81,658	92,557	121,093
- Other deposits	369,013	426,621	317,987	292,044
Other banking Liabilities	1,382,675	2,673,701	3,373,442	2,089,996
Other provisions	309,571	282,926	271,528	344,863
- Other contingencies	309,207	282,569	271,171	344,504
- Guarantees	364	357	357	359
Other liabilities	527,497	426,323	306,552	349,148
Minority interest	48,384	43,889	39,537	32,140

TOTAL LIABILITIES	20,309,840	22,143,954	23,371,520	18,490,313

TOTAL STOCKHOLDERS’ EQUITY	2,624,832	2,245,483	2,117,411	2,180,189

Total liabilities + stockholders’ equity	22,934,672	24,389,437	25,488,931	20,670,502

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	09/30/09	06/30/09	03/31/09	09/30/08
(in thousands of pesos)
Financial income	980,933	663,139	576,047	492,612
- Interest on Cash and Due from Banks	—	—	20	3,090
- Interest on Loans Granted to the Financial Sector	25,036	16,614	27,818	21,304
- Interest on Overdraft	102,554	93,241	84,992	68,514
- Interest on Discounted and purchased notes	35,720	37,518	44,779	44,772
- Interest on Mortgages	30,280	30,287	32,288	28,826
- Interest on Car Secured Loans	22,833	22,238	22,443	15,713
- Interest on Credit Card Loans	42,966	46,335	44,645	27,624
- Interest on Other Loans	144,990	151,135	137,172	128,702
- From Other Banking receivables	300	355	408	4,691
- Interest on Government Guaranteed Loans Decree 1387/01	2,785	6,458	4,998	15,011
- Income from Securities and Short Term Investments	484,027	91,876	2,605	(1,935)
- Net Income from options	—	—	(2)	11
- CER	213	159	10,398	39,070
- CVS	—	—	—	—
- Foreign exchange difference	36,030	43,122	50,938	40,400
- Other	53,199	123,801	112,545	56,819
Financial expenses	(223,225)	(277,050)	(267,276)	(237,004)
- Interest on Current Account Deposits	(4,840)	(6,533)	(5,676)	(8,009)
- Interest on Saving Account Deposits	(2,623)	(2,398)	(2,441)	(2,275)
- Interest on Time Deposits	(179,867)	(185,100)	(218,183)	(191,627)
- Interest on Other Banking Liabilities	(2,649)	(3,885)	(6,295)	(8,910)
- Other interests (includes Central Bank)	(744)	(887)	(870)	(1,902)
- CER	(61)	(85)	(162)	(517)
- Bank Deposit Guarantee Insurance system mandatory contributions	(8,560)	(8,104)	(7,338)	(6,528)
- Foreign exchange difference	—	—	—	—
- Mandatory contributions and taxes on interest income	(23,907)	(28,285)	(24,860)	(16,629)
- Other	26	(41,773)	(1,451)	(607)
Net financial income	757,708	386,089	308,771	255,608
Provision for loan losses	(135,956)	(47,127)	(32,218)	(30,108)
Income from services, net of other operating expenses	245,429	218,543	216,882	192,471
Administrative expenses	(390,798)	(361,309)	(376,648)	(286,323)
Income (loss) from equity investments	(2,173)	23,515	13,952	249
Net Other income	(47,658)	(25,917)	(37,125)	(8,062)
Income (loss) from minority interest	(4,494)	(4,417)	(4,930)	(2,411)
Income before tax	422,058	189,377	88,684	121,424
Income tax	(112,565)	(127,531)	(2,810)	(3,937)

Net income	309,493	61,846	85,874	117,487

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	(in thousands of pesos)
ASSETS	09/30/09	06/30/09	03/31/09	09/30/08
Cash and due from banks	5,690,389	6,071,288	6,491,378	3,453,787
Government Securities	6,076,182	5,679,364	5,998,907	4,533,015
Loans	11,438,169	11,766,704	11,433,459	12,619,747
Other Banking Receivables	1,235,986	2,372,805	2,960,497	1,443,429
Assets Subject to Financial Leasing	339,183	305,585	343,673	381,254
Investments in other companies	105,379	103,429	101,539	99,574
Other assets	1,006,382	997,902	937,207	959,475

TOTAL ASSETS	25,891,670	27,297,077	28,266,660	23,490,281

LIABILITIES	09/30/09	06/30/09	03/31/09	09/30/08
Deposits	18,027,372	18,676,206	19,264,258	15,648,108
Other banking liabilities	1,386,702	2,678,669	3,393,066	2,118,476
Minority interest	246,351	271,001	255,787	261,471
Other liabilities	3,606,413	3,425,718	3,236,138	3,282,037

TOTAL LIABILITIES	23,266,838	25,051,594	26,149,249	21,310,092

TOTAL STOCKHOLDERS’ EQUITY	2,624,832	2,245,483	2,117,411	2,180,189

STOCKHOLDERS’ EQUITY + LIABILITIES	25,891,670	27,297,077	28,266,660	23,490,281

NET INCOME	09/30/09	06/30/09	03/31/09	09/30/08
Net Financial Income	857,469	527,857	447,003	352,279
Provision for loan losses	(135,956)	(47,127)	(32,218)	(30,108)
Net Income from Services	244,897	217,655	216,303	240,216
Administrative expenses	(409,200)	(363,525)	(401,236)	(350,482)
Net Other Income	(140,535)	(127,475)	(130,860)	(79,327)

Income Before Tax	416,675	207,385	98,992	132,578

Income Tax	(116,635)	(130,259)	(5,468)	(11,559)

Net income	300,040	77,126	93,524	121,019

Minoritary Interest	9,453	(15,280)	(7,650)	(3,532)

Net income for Quarter	309,493	61,846	85,874	117,487

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 10, 2009	By:	/S/ MARTÍN E. ZARICH
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer